No Act

16004093



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

P.E. 12/28/15

DIVISION OF
CORPORATION FINANCE



Received SEC
FEB 19 2016
Washington, DC 20549

February 19, 2016

Marc S. Gerber
Skadden, Arps, Slate, Meagher & Flom LLP
marc.gerber@skadden.com

Act: 1934
Section:
Rule: 14a-8 (i)(7)
Public
Availability: 2-19-16

Re: Portland General Electric Company
Incoming letter dated December 28, 2015

Dear Mr. Gerber:

This is in response to your letter dated December 28, 2015 concerning the shareholder proposal submitted to PGE by As You Sow on behalf of the Arkay Foundation and Lutra Living Trust. We also have received a letter on the proponents' behalf dated January 28, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Amelia Timbers
As You Sow
atimbers@asyousow.org

February 19, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Portland General Electric Company
Incoming letter dated December 28, 2015

The proposal requests that the company prepare a climate change adaptation report, quantifying the financial and operational risk to the company associated with climate-change driven "mega-droughts," such as those that reduce hydroelectric resources by 75 to 100% for an extended period of years, and describing how the company would avoid increased GHG emissions in mega-drought conditions.

We are unable to concur in your view that PGE may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that PGE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that PGE may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that PGE's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that PGE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Coy Garrison
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

 AS YOU SOW 1611 Telegraph Ave, Suite 1450
Oakland, CA 94612 www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

January 28, 2016

Via electronic mail

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal to Portland General Electric to Quantify the Risks of Climate Change Driven Megadroughts

Ladies and Gentlemen,
The Arkay Foundation and Lutra Living Trust ("Proponents") have submitted a shareholder proposal to Portland General Electric (the "Company") requesting that the Board of Directors prepare a report quantifying the Company's financial and operational risk due to climate change impacts to hydropower resources, and on the greenhouse gas implications of climate change-impacted hydropower ("Proposal"). This letter responds to the Company's request to omit the Proposal, dated December 28, 2015 ("Letter"). The Company contends that the Proposal may be excluded from the Company's 2016 proxy statement under Rule 14a-8 (i)(7) on the basis that it relates to the Company's ordinary business operations and that it is substantially implemented.

Based upon the relevant rules, however, the Company has not discharged its burden to establish that the Proposal is excludable under Rule 14a-8(i)(7). The Proposal relates to a significant policy issue, does not seek to micromanage the Company, and has not been implemented by the company.

A copy of this letter will being emailed concurrently to the Company.

THE PROPOSAL

The Resolution clause of the Proposal sets out the following:

" Shareholders request that PGE prepare a climate change adaptation report, by October 2016 and with board oversight (at reasonable cost and omitting proprietary information), quantifying the financial and operational risk to the company associated with climate-change driven "mega-droughts", such as those that reduce hydroelectric resources by 75 to 100% for an extended period of years. Shareholders request the report also describe how the company would avoid increased GHG emissions in mega-drought conditions."

ANALYSIS

 AS YOU SOW

I. SIMILAR PROPOSALS ON CLIMATE RISK HAVE WITHSTOOD ORDINARY BUSINESS CHALLENGES.

The SEC has recognized that in "cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company." (Staff Legal Bulletin No. 14E, October 27, 2009).

A. Climate Change, the Subject Matter of the Proposal, Is a Significant Policy Issue

Staff decisions have made it clear that proposals relating to climate change raise a significant policy issue.[1] *See e.g. Devon Energy Corporation* (March 19, 2014) (proposal not excludable because it "focused on the significant policy issue of climate change"); *Goldman Sachs* (February 7, 2011) (proposals relating to the significant policy issue of climate change not excludable as ordinary business). Here, the Proposal asks the Company for disclosure on risk from "megadroughts" caused by climate change, including disclosure on the impacts such extreme droughts could have on the Company's greenhouse gas emissions.

The Proposal is clearly concerned with climate change risk related to water, specifically megadroughts. NASA has warned that megadroughts are likely to affect the Western United States as a result of climate change, and have the effect of reducing water supply to unprecedented low levels an extended period of time, up to or exceeding 30 years.[2] Without proper planning, megadroughts could cause water resource shortfalls, which could impact hydropower capacity and force utilities to purchase power from the "spot market". Power from the "spot market" is often generated by fossil fuels and therefore its use could increase greenhouse gas emissions. As a result, climate change intensified drought may cause the Company's carbon emissions to rise, perhaps significantly.

Given the growing international and domestic consensus on limiting global warming to 2 degrees Celsius, and the recent COP 21 "Paris Accord" agreement to move towards a similar limit, carbon emissions are quickly becoming risky for companies. Shareholders therefore request both an estimate of the financial and operational costs of climate change

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[1] The SEC's February 8, 2010 Climate Change Release (No. 33-9106; 34-61469; FR-82) confirmed that climate change has become a subject of intense public discussion and State and Federal Regulatory activity and provided guidance to companies regarding disclosure requirements as they apply to climate change matters.

[2] Fears, "A 'megadrought' will grip U.S. in the coming decades, NASA researchers say"; Washington Post, February 12, 2015. https://www.washingtonpost.com/national/health-science/todays-drought-in-the-west-is-nothing-compared-to-what-may-be-coming/2015/02/12/0041646a-b2d9-11e4-854b-a38d13486ba1_story.html; Cook et al. "Unprecedented 21st century drought risk in the American Southwest and Central Plains"; Science Advances, 12 Feb 2015: Vol. 1, no. 1, e1400082. Available at: http://advances.sciencemag.org/content/1/1/e1400082.full.

 AS YOU SOW

intensified drought, as well as discussion of the Company's plans to reduce carbon emissions that result from water resources restricted by climate change intensified drought.

Although the company letter acknowledges that numerous climate change proposals have been allowed by the Staff regardless of whether they inquire into matters of ordinary business, the Company cites to Staff decisions in which companies were allowed to exclude shareholder proposals that touched on matters relating to the environment. However these proposals are unlike the present Proposal in that they were not framed and focused on climate change, e.g. *FirstEnergy Corp.* (Mar. 7, 2013) (noting that the proposal "addresses the company's impact on water quantity and does not, in our view, focus on a significant policy issue"), see also, *Kraft Foods* (February 23, 2012) (seeking information on water shortage related risks associated with the company's agricultural supply chain).

Other proposals cited by the Company that were allowed to be excluded under Rule 14a-8(i)(7) addressed an environmental issue but also requested disclosures that were not relevant to the environmental issue. Examples of these proposals include *Exxon Mobil Corp.* (Mar. 6, 2012) (noting that the proposal "addresses the 'economic challenges' associated with the oil sands and does not, in our view, focus on a significant policy issue"); and *JP Morgan Chase & Co.* (Mar. 12, 2010) (permitting exclusion of a proposal requesting the adoption of a policy barring future financing of companies engaged in mountain top removal coal mining, a practice that impacted the environment, on the basis that the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions").

In contrast, the current proposal is focused on and limited to climate change issues, namely the Company's ability to respond to the potential for megadroughts, which are droughts of unprecedented severity anticipated to occur as a result of climate change. In addition, the Proposal also addresses a second climate change based issue, about the ability of the Company to respond effectively to climate driven water resource shortages in light of likely regulatory restrictions on carbon emitting energy sources.

When a proposal's subject matter and action requests have been properly focused on a significant policy issue (e.g. Sustainability, human rights or climate change), proposals seeking disclosures or action related to water quantity or quality are always found non-excludable. Examples include: *Cleco Corporation* (January 26, 2012) (in which a sustainability report requested disclosures related to water quantity risks associated with climate change, found by the staff to not be excludable as relating to ordinary business); *Intel Corporation* (January 13, 2009) (proposal on company's policy on human right to water, including water quality and quantity, not excludable under Rule 14a-8(i)(7)).

The SEC has made it clear in its climate guidance that physical risks associated with water quantity reduction are among the key climate risks on which it expects companies to report. Therefore, the SEC's analysis of climate related issues finds water availability



and quality are among the appropriate issues to be addressed. (SEC Climate guidance, February 8, 2010, page 26).

B. The Proposal does not micromanage the company

The Company contends that the Proposal micromanages and intrudes on matters essential to management's ability to run the Company on a day to day basis because the Proposal contains the words "hydroelectric power". This is not the case. A proposal is only excludable for 'micromanaging,' if it probes "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (*Exchange Act Release No. 34-12999 (Nov. 22, 1976), cited in 1998 Release).*

In this case, Proponents ask the Company to quantify the financial and operational risk to the company associated with climate-change driven megadroughts, which it then defines as those that reduce hydroelectric resources by 75 to100% for an extended period of time, and that the Company describe how it would avoid increased GHG emissions in such conditions. This is not a request that delves into highly complex matters upon which shareowners could not be expected to make an informed judgement. Increased transparency on risks caused by climate change is a request frequently made by shareowners. The proposal does not require a range of highly complex choices or issues for shareowners to consider; it does not tell the company how to address or resolve the issue; it does not request a reduction in hydropower, nor does it demand a specific technology or energy mix to replace hydropower. As stated, the Proposal simply requests financial and operational risk disclosure resulting from climate change driven megadroughts.

Further, staff have not excluded proposals even where shareholders have asked the company to assess its mix of energy resources. In *Dominion Resources* (February 27, 2014), a proposal requesting a report on the climate change impacts of the "use of biomass as a key renewable energy" was found not to be excludable; in *DTE Energy* (January 26, 2015) the proposal requested an assessment of the role of low carbon distributed energy sources in the company's mix of energy sources, and again it was found not to be excludable under Rule 14a-8(i)(7).

The Company also suggests that the Proposal should be excluded under ordinary business because it requests an evaluation of risk, relying on *The TJX Companies, Inc.* (Mar. 29, 2011) and *Amazon.com, Inc.* (Mar. 21, 2011). Both *TJX* and *Amazon* found that the subject of both resolutions was corporate tax policy, which Staff concluded was ordinary business. In contrast, the current Proposal concerns the important policy issue of climate change, and risks that climate change effects pose to the company. Similarly, the Company's reliance on *Dominion Resources* (February 3, 2011) is inapposite. In *Dominion,* the proposal requested that the company initiate a program financing the installation of rooftop solar or wind power, stating specifically that the program be designed to be profitable for the company. The decision was excluded because it specifically requested that certain "products and services [be] offered for sale by the Company".

The Proposal is not excludable under 14a-8(i)(10) because the Company has not substantially implemented the Proposal

A. The Company Has No Reporting Describing the Impact of Climate Change on its Water Supply, and the Consequences for the Company.

The Company's current water and climate change related disclosures do not address the subject of the Proposal. A proposal is not excludable unless the company demonstrates that its actions address both the guidelines and essential purpose of the proposal. *Anheuser-Busch Companies, Inc.* (Jan 17, 2007). When determining whether a shareholder proposal has been substantially implemented, the SEC will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal." (*Texaco, Inc.*) (March 28, 1991); *Lowes Companies Inc.* (March 17, 2014); *Kohl's Corporation* (January 28, 2014).

The Company fails to address both the essential purpose and guidelines of the Proposal. The essential purpose of the Proposal is plainly stated in the resolve clause text, that the Company "[quantify] the financial and operational risk to the company associated with climate-change driven "mega-droughts" ", and also that the Company discuss how it could avoid greenhouse gas emission increases during megadrought conditions. The Proposal then defines as megadrought as water resource reductions of "75 to 100% for an extended period of years", and as noted previously, NASA has found that megadroughts could exceed 30 years. The proposal aims to ensure that shareholders have sufficient information to understand the climate change risk the Company faces in regard to key resources upon which the Company's operations rely, and to gain information on the Company's plans to manage its greenhouse gas emissions should climate change driven megadroughts reduce or eliminate the Company's carbon-free power hydropower.

In contrast, the Company's documentation lacks consideration of climate change in relation to water resources, generally. Except in the single sentence from the Company's website where the Company acknowledges that reduced water supply is one among a list of factors that could increase emissions, the Company does not discuss climate change's relationship to its water resources. The Company's existing disclosures do not seem to employ the word drought, nor the term megadrought. The Company's state mandated planning considers but two water reduction scenarios, both of which fall far short of the severe and prolonged water resource reductions described in the Proposal.[3] Additionally the Company does not quantify its financial and operational risk from megadrought conditions, or how it would remedy increased carbon emissions resulting from decreased water supply due to megadrought, which are all requested in the Proposal.

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[3] PGE IRP p.185, "low hydro", references unspecified lows from 1937; the "poor hydro" scenario considers water levels at half of normal. The duration of low water in both scenarios is not defined.

In its letter, the Company claims that it has satisfied the proposal in its existing disclosures. The Company's disclosures communicate the following information, none of which is relevant to the proposal, which is forward looking.

- The sources of the Company's water supply, including details on contracts and the proportion of water supplied by the various sources.
- A statement that, if water supply decreases, costs could increase "which could have an adverse effect on results of operations".
- Retroactive information about water supply including how forecasts compared to actual water levels, what deliveries were from various sources, and similar technical information.

The Company also cites its climate reporting as a demonstration of substantial implementation. Yet the Company's existing climate change documentation does not account for or contemplate climate change driven megadrought, which could expose the Company to conditions that are so severe they have no historical precedent, and thus the Company's existing documentation does not address the Proposal's purpose or guidelines.

What the Company's documentation does acknowledge is that reduced water supply is a risk; that reduced water supply could increase costs; that reduced water supply could affect its operations adversely; and that reduced water supply could increase the Company's greenhouse gas emissions. However the Company has not disclosed the scale, scope, or seriousness of these risks. It has not disclosed the costs of such risks, has not disclosed at what level of water reduction its operations become imperiled, and has not discussed remedies for the increased carbon emissions resulting from water resource reductions. This leaves shareholders unable to assess whether the Company is adequately responding to the threat that climate change driven megadroughts pose, ultimately hobbling investors' ability to assess the Company's enterprise value. For a Company whose business relies significantly on water, this lack of transparency on such a substantial risk is not appropriate.

B. The Company's Reliance on General Policies and Actions Does Not Satisfy the Underlying Concerns of the Proposal

Staff decisions have confirmed that general disclosure of information that does not address the key objectives of the proposal is not sufficient to demonstrate substantial implementation. *See, e.g., Southern Company* (March 16, 2011) (proposal requesting a report on the company's efforts, above and beyond current compliance, to reduce environmental and health hazards associated with coal combustion waste was not substantially implemented by existing report on coal combustion byproducts or other disclosures associated with the impacts of coal where reports did not provide the specific information requested in the proposal); *3M Company* (March 2, 2005) (proposal seeking actions relating to eleven principles relating to human and labor rights in China was not substantially implemented despite fact that company had its own set of

 AS YOU SOW

comprehensive policies and guidelines on these issues); *ConocoPhillips* (January 31, 2011) (the proposal's objective that the company prepare a report on public safety, including "the Board's oversight of" a variety of related issues, was not substantially implemented where company had taken a significant number of steps to reduce the risk of accidents and reported to stockholders and the public, but only made passing reference to the Board's role in this area).

The objective of the Proposal is specific: that the Company report to shareholders the financial and operational risk climate risk posed to the Company by climate change driven megadroughts. The Company's general disclosures on water do not discuss the financial or operational costs of climate change driven megadrought. The Company's climate documentation barely recognizes the climate change-water nexus, nor does it discuss plans to keep megadrought from negatively affecting its greenhouse gas profile. In accordance with previous Staff decisions, the Proposal has not been substantially implemented and there are no grounds to exclude under Rule 14a-8(i)(10).

CONCLUSION

The Proposal raises the important public policy issue of climate change and related water impacts. It seeks transparency on how climate change intensified megadroughts could impact the company in terms of financial and operational risk, and increased greenhouse gas emissions. As such, the Proposal does not qualify for the ordinary business exclusion. The Proposal further does not micromanage the Company in telling it how or what to do in response, nor does it raise issues too complex for shareowners to understand. Finally, the Company has not substantially implemented the Proposal. Indeed, the Company has failed to disclose specific information on how drought conditions will impact the Company, let alone the extreme impacts of potential climate change intensified megadroughts.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager
As You Sow

Cc:

Danielle Fugere, President and Chief Counsel, As You Sow
Sanford Lewis, Esq.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
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December 28, 2015

BY EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Portland General Electric Company – 2016 Annual Meeting
Omission of Shareholder Proposal Submitted by
Arkay Foundation, and Lutra Living Trust as co-filer

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, Portland General Electric Company ("PGE" or the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") concur with PGE's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Arkay Foundation (the "Foundation"), and co-filed by Lutra Living Trust (the "Trust"), with As You Sow authorized to act on behalf of the Foundation and the Trust (As You Sow, the Foundation and the Trust are referred to collectively as the "Proponents"), from the proxy materials to be distributed by PGE in connection with its 2016 annual meeting of shareholders (the "2016 proxy materials").

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter to the Proponents as notice of PGE's intent to exclude the Proposal from the 2016 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to remind the Proponents that if any of them submits correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the Company.

I. The Proposal

The resolution contained in the Proposal is set forth below:

> **Resolved**: Shareholders request that PGE prepare a climate change adaptation report, by October 2016 and with board oversight (at reasonable cost and omitting proprietary information), quantifying the financial and operational risk to the company associated with climate-change driven "mega-droughts", such as those that reduce hydroelectric resources by 75 to 100% for an extended period of years. Shareholders request that the report also describe how the company would avoid increased GHG emissions in mega-drought conditions.

II. Bases for Exclusion

We hereby respectfully request that the Staff concur in PGE's view that it may exclude the Proposal from the 2016 proxy materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with matters relating to the Company's ordinary business operations; and
- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

III. Background

PGE received the Proposal from the Foundation, accompanied by a cover letter from As You Sow and a letter from the Foundation authorizing As You Sow to file the Proposal and to act on behalf of the Foundation, by email on November 24, 2015. PGE also received the Proposal from the Trust, as co-filer of the Proposal, accompanied by a cover letter from As You Sow and a letter from the Trust authorizing As You Sow to co-file the Proposal and to act on behalf of the Trust, by email on November 24, 2015.[1] On December 3, 2015, PGE sent a letter to each of

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[1] PGE also received the Proposal from John B. Mason and Linda Mason, as co-filers of the Proposal, accompanied by a cover letter from As You Sow and a letter from John B. Mason and Linda Mason authorizing As You Sow to co-file the Proposal and to act on behalf of John B.

(cont'd)

the Foundation and the Trust requesting a written statement verifying the Foundation and the Trust, respectively, beneficially held the requisite number of shares of PGE common stock continuously for at least one year (the "Deficiency Letters"). On December 3, 2015, the Company received an email from As You Sow attaching a letter from Charles Schwab & Co. Inc. verifying the ownership of the Foundation as of November 24, 2015 and a letter from Fidelity Investments verifying the ownership of the Trust as of November 24, 2015. Copies of the Proposal, the Deficiency Letters and related correspondence are attached hereto as Exhibit A.

IV. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(7) Because the Proposal Involves Matters that Relate to the Company's Ordinary Business Operations.

Rule 14a-8(i)(7) provides that a company may omit a shareholder proposal from its proxy materials "[i]f the proposal deals with a matter relating to the company's ordinary business operations." The policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release").

In the 1998 Release, the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations. The first recognizes that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct shareholder oversight. The second consideration relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Commission also has stated that a proposal requesting the dissemination of a report or formation of a committee may be excludable under Rule 14a-8(i)(7) if the substance of the proposal is within the ordinary business of the issuer. *See* Exchange Act Release No. 34-20091 (Aug. 16, 1983) (the "1983 Release"). In addition, in Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), the Staff noted that, if a proposal relates to management of risks or liabilities that a company faces as a result of its operations, the Staff will focus on the "subject matter to which the risk pertains or that gives rise to the risk" in making a decision regarding whether

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(cont'd from previous page)
Mason and Linda Mason on November 24, 2015. On December 3, 2015, the Company received a letter from As You Sow by email indicating that John B. Mason and Linda Mason had withdrawn as co-filers of the Proposal.

a proposal can be properly excluded pursuant to Rule 14a-8(i)(7). Pursuant to its interpretation in SLB 14E, the Staff has consistently permitted companies to exclude shareholder proposals requesting an assessment of risk when the underlying subject matter concerns the ordinary business of the company. *See, e.g.*, *The TJX Companies, Inc.* (Mar. 29, 2011) (permitting exclusion of a proposal requesting an annual assessment of the risks created by the actions the company takes to avoid or minimize U.S. federal, state and local taxes and a report to shareholders on the assessment); *Amazon.com, Inc.* (Mar. 21, 2011) (same).

A. The Proposal relates to ordinary business matters and seeks to micro-manage the Company's affairs because it relates to the processes and technologies the Company uses in its operations.

The Proposal and the supporting statement, taken as a whole, reflect an attempt to place before shareholders questions concerning the choice of technologies used by the Company to generate electricity, an inherently complex matter that is fundamental to the day-to-day business operations of the Company. The Proposal requests that the Company prepare a report "quantifying the financial and operational risk to the company associated with climate-change driven 'mega-droughts', such as those that reduce *hydroelectric resources*..." (emphasis added) and goes on to repeatedly reference the Company's use of hydroelectric generation. For example, the Proposal and supporting statement contain the following statements regarding hydroelectric generation and its alternatives:

- "Diminished snowpack in Western states has constrained water resources and reduced flows available for hydroelectric power."
- "In 2014, California had the lowest hydroelectric generation in decades at only 52% of the previous 5 year average."
- "In 2014, 18% of PGE's power generation was from hydroelectric."
- "Prolonged, intense droughts threaten to decrease stream flows in the Clackamas, Willamette, and Deschutes rivers, on which PGE's hydroelectric power depends."
- "Severe, climate intensified droughts could force PGE to make up for hydroelectricity shortfalls through other types of power generation."
- "If PGE compensates for decreased hydroelectric resources using fossil fuels, its greenhouse gas emissions will rise."
- "Prioritizing the addition of new, fossil-free energy sources would provide PGE with a means to ensure grid stability and reduce

regulatory risk, even as climate change restricts water supply for hydroelectric power."

As described in the Company's Annual Report on Form 10-K for the year ended December 31, 2015, hydroelectric generation is one of a number of different technologies utilized by the Company to generate electricity.

The Staff has consistently permitted companies to exclude shareholder proposals on ordinary business grounds when, like the Proposal here, the proposal seeks a risk assessment relating to the processes or technologies used by the company in its operations. For example, in *Dominion Resources* (Feb. 14, 2014) the Staff permitted exclusion of a proposal requesting that the board review the risks of its plan for solar generation and provide a report on such risks to shareholders on the basis that the proposal concerned the company's "choice of technologies for use in its operations." *See also AT&T Inc.* (Feb. 13, 2012) (permitting exclusion of a proposal requesting that the board publish a report on high costs to households from inefficient consumption of electricity by set-top boxes and evolving regulatory policies, including the financial and reputational risks to the company on the basis that it related to "the technology used in AT&T's set-top boxes"). As was the case in *Dominion Resources*, where the proposal related to solar generation and was excludable on the basis that it related to the choice of technologies used for electric generation, the Proposal focuses on the specific processes and technology used by the Company to produce electricity and, therefore, relates to the Company's ordinary business.

In addition, the Staff has permitted exclusion of a proposal on ordinary business grounds, where, like the Proposal, the relevant shareholder proposal relates to risks associated with the economic challenges of a company's particular choice of production processes and technologies. In *Exxon Mobil Corp.* (Mar. 6, 2012), the Staff permitted exclusion of a proposal requesting that the company prepare a report "discussing possible short and long term risks to the company's finances and operations posed by the environmental, social and economic challenges associated with the oil sands." In its no-action request, Exxon Mobil noted that the proposal "relates to a specific process and technology used by the Company in developing its products" and that "[d]ecisions related to the use of oil sands in product development are fundamental to management's ability to run the [c]ompany on a day-to-day basis, and shareholders are not in a position to make an informed judgment on such highly technical matters." In concurring with the company's view that the proposal could be excluded pursuant to Rule 14a-8(i)(7), the Staff indicated that the proposal related to the company's ordinary business operations and "addresses the 'economic challenges' associated with the oil sands." Like the proposal in *Exxon Mobil*, the Proposal squarely raises the question of financial and operational risks associated with the Company's decision to utilize a particular technology in its operations. The

Company's decisions regarding hydroelectric technologies are fundamental to the ability of PGE's management to run the Company on a day-to-day basis, and there are numerous complex factors implicated in decisions concerning sources of electric generation such that shareholders are not in a position to make an informed judgment on such matters.

As the Proposal relates to a specific process and technology used by the Company to produce electricity, *i.e.*, to develop its products, consistent with *Dominion Resources*, *Exxon Mobil* and the other precedent described above, the Proposal is excludable as relating to the Company's ordinary business operations.

B. The Proposal does not address significant policy issues and transcend the Company's day-to-day business matters.

The Company recognizes that the Staff has found that some environmental proposals focus on significant policy issues and therefore are not excludable under Rule 14a-8(i)(7). *See e.g.*, *Spectra Energy Corp.* (Feb. 21, 2013) (requiring inclusion of a proposal requesting that the board publish a report on how the company is measuring, mitigating and disclosing methane emissions on the basis that the proposal "focuses primarily on the environmental impacts of the company's operations and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate"). The mere fact that a proposal may touch upon a significant policy issue, however, does not mean that the proposal is not excludable under Rule 14a-8(i)(7). Rather, the central question in determining whether the significant policy exception to the ordinary business exclusion is implicated is whether the proposal *focuses* primarily on a matter of broad public policy versus matters related to the company's ordinary business operations. *See* the 1998 Release and SLB 14E. In this regard, the Staff has consistently permitted exclusion of shareholder proposals where the proposal focused on ordinary business matters, even though the proposal also touched on matters relating to the environment. *See, e.g.*, *FirstEnergy Corp.* (Mar. 7, 2013) (noting that the proposal "addresses the company's impact on water quantity and does not, in our view, focus on a significant policy issue"); *Exxon Mobil* (noting that the proposal "addresses the 'economic challenges' associated with the oil sands and does not, in our view, focus on a significant policy issue"); *see also JP Morgan Chase & Co.* (Mar. 12, 2010) (permitting exclusion of a proposal requesting the adoption of a policy barring future financing of companies engaged in mountain top removal coal mining, a practice that impacted the environment, on the basis that the proposal addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions"); *The Coca-Cola Company* (Feb. 17, 2010, *recon. denied* Mar. 3, 2010) (permitting exclusion of a proposal requesting a report on options to respond to public concerns regarding bottled water, including environmental and energy impacts on the basis that the proposal "focuses primarily on the product information disclosure the company should provide to customers regarding its bottled water products"); *PetSmart, Inc.* (Mar. 24, 2011) (permitting exclusion of a proposal requesting that the board require its suppliers to certify that they had not violated certain acts or laws relating to animal cruelty on the basis that "[a]lthough the humane treatment of animals is a significant policy issue, we note your view that the scope of the laws covered by the proposal is 'fairly broad in nature from serious violations such as animal abuse to violations of administrative matters such as record keeping'").

While making reference to greenhouse gas concerns, the Proposal does not focus on a significant policy issue. Instead, as described above, the Proposal focuses on the Company's use of hydroelectric generation to develop its products, a matter that falls squarely under the purview of the Company's ordinary business operations. Accordingly, the Proposal is excludable pursuant to Rule 14a-8(i)(7).

V. The Company May Exclude the Proposal Pursuant to Rule 14a-8(i)(10) Because the Company has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the rule defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See* the 1983 Release and Exchange Act Release No. 12598 (July 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently permitted the exclusion of a proposal when it has determined that the company's policies, practices and procedures or public disclosures compare favorably with the guidelines of the proposal. *See Wal-Mart Stores, Inc.* (Mar. 27, 2014) (permitting exclusion of a proposal requesting the compensation, nominating and governance committee to include at least one "employee engagement" metric when determining executives' incentive compensation where the company's management incentive plan already included a metric relating to employee engagement); *Duke Energy Corp.* (Feb. 21, 2012) (permitting exclusion of a proposal requesting that the company assess actions the company is taking or could take to build shareholder value and reduce greenhouse gas and other air emissions and report on its actions where the company provided detailed information on greenhouse gas emissions yearly in its Annual Report on Form 10-K and in its annual sustainability report); *Deere & Co.* (Nov. 13, 2012) (permitting exclusion of a proposal requesting that the board review and amend the company's code of business conduct to include human rights as a guide for its international and U.S. operations where the code of business conduct already addressed the company's commitment to human rights); *ConAgra Foods, Inc.* (July 3, 2006) (permitting exclusion of a proposal requesting that the board issue a sustainability report where the company had issued a corporate responsibility report addressing social, environmental and workplace policies and practices).

In addition, the Staff has permitted exclusion under Rule 14a-8(i)(10) where a company already addressed the underlying concerns and satisfied the essential objectives of the proposal, even if the proposal had not been implemented exactly as proposed by the proponent. *See, e.g., Masco Corp.* (Mar. 29, 1999) (permitting exclusion of a proposal where the company adopted a version of the guidelines for qualification of outside directors as requested in the proposal with slight modifications and clarification as to one of its terms); *see also MGM Resorts International* (Feb. 28, 2012) (permitting exclusion of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report); *Exelon Corp.* (Feb. 26, 2010) (permitting exclusion of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company had adopted corporate political contributions guidelines); *Caterpillar, Inc.* (Mar. 11, 2008) (permitting exclusion of a proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives); *Wal-Mart Stores, Inc.* (Mar. 10, 2008) (same); *Johnson & Johnson* (Feb. 17, 2006) (permitting exclusion of a proposal directing management to verify employment legitimacy of U.S. employees and to terminate employees not in compliance where the company confirmed it complied with existing federal law to verify employment eligibility and terminate unauthorized employees).

The Company believes that it has substantially implemented the Proposal, the essential objective of which is for the Company to provide information to shareholders relating to the risks of "mega-droughts" to the Company's operations. The Company has provided extensive disclosure regarding the weather-related risks to its operations, including the extent to which decreased river flows can affect its hydroelectric generation. For example, the Company's Annual Report on Form 10-K for the year ended December 31, 2014, excerpts of which are attached hereto as Exhibit B and a copy of which is publicly available on the Company's website,[2] provides the following disclosure relating to the risks associated with the impact of weather, including specifics regarding risks to hydro production and related contracts and licenses:

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[2] *See* http://investors.portlandgeneral.com/secfiling.cfm?filingID=784977-15-5&CIK=784977.

- **"Reduced river flows ... can adversely affect generation from hydroelectric ... resources. The Company could be required to replace energy expected from these sources with higher cost power from other facilities or with wholesale market purchases, which could have an adverse effect on results of operations.**

  PGE derives a significant portion of its power supply from its own hydroelectric facilities and through long-term purchase contracts with certain public utility districts in the state of Washington. Regional rainfall and snow pack levels affect river flows and the resulting amount of energy generated by these facilities. Shortfalls in energy expected from lower cost hydroelectric generating resources would require increased energy from the Company's other generating resources and/or power purchases in the wholesale market, which could have an adverse effect on results of operations...

  ...Although the application of the [Power Cost Adjustment Mechanism] could help mitigate adverse financial effects from any decrease in power provided by hydroelectric ... resources, full recovery of any increase in power costs is not assured. Inability to fully recover such costs in future prices could have a negative impact on the Company's results of operations, as well as a reduction in renewable energy credits..." (pages 25-26)

- "The Company's [Federal Energy Regulatory Commission]-licensed hydroelectric projects consist of Pelton/Round Butte on the Deschutes River near Madras, Oregon..., four plants on the Clackamas River, and one on the Willamette River. The licenses for these projects expire at various dates ranging from 2035 to 2055. Although these plants have a combined capacity of 494 MW, actual energy received is dependent upon river flows. Energy from these resources provided 9% of the Company's total retail load requirement in 2014 and in 2013, and 10% in 2012, with availability of 100% in 2014 and in 2013, and 99% in 2012. Northwest hydro conditions have a significant impact on the region's power supply, with water conditions significantly impacting PGE's cost of power and its ability to economically displace more expensive thermal generation and spot market power purchases." (page 16)

- "Confederated Tribes—PGE has a long-term agreement under which the Company purchases, at market prices, the Tribes' interest in the output of the Pelton/Round Butte hydroelectric project. Although the agreement provides 165 MW of capacity, actual energy received is dependent upon river flows..." (page 18)

- "Mid-Columbia hydro—PGE has long-term power purchase contracts with certain public utility districts in the state of Washington for a portion of the output of three hydroelectric projects on the mid-Columbia River. The contract representing 150 MW of capacity expires in 2018 and the contract representing 163 MW of capacity expires in 2052. Although the projects currently provide a total of 313 MW of capacity, actual energy received is dependent upon river flows." (page 18)

- "Energy received from PGE-owned hydroelectric plants and under contracts from mid-Columbia hydroelectric projects increased 1% in 2014 compared to 2013, primarily due to more favorable hydro conditions in 2014. These resources provided approximately 18% of the Company's retail load requirement for 2014, compared with 17% for 2013 and 19% for 2012. Energy received from these sources exceeded projections (or "normal") included in the Company's AUT [(Annual Power Cost Update Tariff")] by approximately 2% in 2014, 1% in 2013, and 11% in 2012. Such projections, which are finalized with the OPUC in November each year, establish the power cost component of retail prices for the following calendar year. "Normal" represents the level of energy forecasted to be received from hydroelectric resources for the year and is based on average regional hydro conditions. Any excess in hydro generation from that projected in the AUT generally displaces power from higher cost sources, while any shortfall is generally replaced with power from higher cost sources. Based on recent forecasts of regional hydro conditions, energy from hydro resources is expected to be below normal for 2015." (pages 41-42)

In addition, the Annual Report on Form 10-K provides shareholders with information quantifying hydroelectric production, including forecasts for the 2015 year:

- "Energy received from PGE-owned hydroelectric projects and from mid-Columbia projects combined for 2014 was comparable with 2013, and represented 18% of the Company's retail load requirement for 2014 and 17% for 2013. Total hydroelectric energy received exceeded that projected in PGE's AUT by approximately 2% for 2014 and 1% for 2013. Based on recent forecasts of regional hydro conditions in 2015, energy from hydro resources is expected to be below normal levels.

  The following table presents the forecast of the April-to-September 2015 runoff (issued February 10, 2015) compared to the actual runoffs for 2014 and 2013 (as a percentage of normal, as measured over the 30-year period from 1971 through 2000):

	Runoff as a Percent of Normal*		
Location	**2015 Forecast**	**2014 Actual**	2013 Actual
Columbia River at The Dalles, Oregon	92%	108%	100%
Mid-Columbia River at Grand Coulee, Washington	96	110	108
Clackamas River at Estacada, Oregon	74	97	102
Deschutes River at Moody, Oregon	93	98	98

  *Volumetric water supply forecasts for the Pacific Northwest region are prepared by the Northwest River Forecast Center in conjunction with the Natural Resources Conservation Service and other cooperating agencies."

  (page 49)

More recently, the Company provided updated disclosure with respect to the risk associated with declining hydroelectric generation in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, relevant excerpts of which are attached hereto as Exhibit C and a copy of which is publicly available on the Company's website.[3] The Quarterly Report on Form 10-Q included the following disclosure:

- "Energy expected to be received from PGE-owned hydroelectric plants and under contracts from mid-Columbia hydroelectric projects is projected annually in the Annual Power Cost Update Tariff (AUT). Any excess in such hydro generation from that projected in the AUT normally displaces power from higher cost sources, while any shortfall is normally replaced with power from higher cost sources. Energy received from these hydro resources fell below projected levels included in the PGE's AUT by 7% for the nine months ended September 30, 2015 and exceeded projected levels by 2% for the nine months ended September 30, 2014, and provided 16% and 18% of the Company's retail load requirement for nine months ended September 30, 2015 and 2014, respectively. Energy from hydro resources is expected to be below projected levels included in the AUT for the full year 2015." (page 34)

- "Energy received from hydro resources during the nine months ended September 30, 2015, from both PGE-owned generating plants and purchased from mid-Columbia projects, decreased 8% compared with the same period of 2014, and represented 16% and 18% of the Company's retail load requirement for the nine months ended September 30, 2015 and 2014, respectively. Through September, total energy received from hydro resources fell below projected levels included in the Company's AUT by 7% for 2015, compared with the same period of 2014, which exceeded projected levels included in the AUT for 2014 by 2%." (page 41)

The Company also has satisfied the Proposal's request for information regarding how the Company would avoid increased greenhouse gas emissions in "mega-drought" conditions. PGE provides in-depth information on its numerous efforts to reduce greenhouse gases, and its website details the initiatives the Company has undertaken and is continuing to pursue to reduce greenhouse gases. The Company's website,[4] under the heading "Resource Planning," a copy of which is attached hereto as Exhibit D, highlights certain sustainable resources in which the Company invests and lists initiatives the Company is undertaking to increase energy efficiencies. More specifically, the Company's website,[5] under the heading "Air Quality & Emissions," a copy of which is attached hereto as Exhibit E, describes seven specific ways in which the Company has worked to reduce carbon emissions and identifies goals for reductions in carbon emissions in the future, including how the Company intends to reach such goals. This disclosure regarding the Company's commitment to greenhouse gas reduction explicitly acknowledges that changes in

---

[3] *See* http://investors.portlandgeneral.com/secfiling.cfm?filingID=784977-15-47&CIK=784977.

[4] *See* https://www.portlandgeneral.com/our-company/energy-strategy/resource-planning.

[5] *See* https://www.portlandgeneral.com/corporate-responsibility/environmental-stewardship/air-quality-emissions.

weather conditions can impact the Company's hydroelectric production: it indicates that "[a] variety of factors can increase or decrease greenhouse gas emissions in any given year. These include water availability for hydro generation, the energy demand of customers, and the availability of intermittent renewable resources such as solar and wind." This section of the Company's website also includes a "Carbon Reduction Fact Sheet," a copy of which is attached hereto as Exhibit F, which provides additional details regarding the Company's future plans to reduce carbon emissions, including new technologies the Company is currently testing and implementing to reduce the Company's environmental impact.

The Company already has substantially implemented the Proposal by disclosing information that compares favorably with the Proponents' requests. The Company's filings with the Commission and disclosure on its website already include extensive information specifically addressing the risks of climate-driven natural disasters and reduced river flows on the Company's operations as a whole and specific licenses and contracts to which the Company is a party, as well as the Company's steps to reduce its impact on the environment generally, and greenhouse gases specifically. Accordingly, the Company believes that its existing disclosures in its public filings with the Commission and reports posted on its website compare favorably with the Proposal. Where a company has already acted favorably on an issue addressed in a shareholder proposal, Rule 14a-8(i)(10) does not require the company and its shareholders to reconsider the issue. Accordingly, the Company believes that its policies and practices substantially implement the Proposal and that the Proposal is excludable under Rule 14a-8(i)(10).

VI. Conclusion

For the foregoing reasons, PGE respectfully requests the concurrence of the Staff that the Proposal may be excluded from the 2016 proxy materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(10).

If we can be of any further assistance, or if the Staff should have any questions, please do not hesitate to contact me at the telephone number or email address appearing on the first page of this letter.

Very truly yours,



Marc S. Gerber

Attachments

cc: Marc S. Bocci, Associate General Counsel and Corporate Secretary
Portland General Electric Company

Amelia Timbers, Energy Program Manager
As You Sow

EXHIBIT A

(see attached)


AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

November 24, 2015

ATTN: Corporate Secretary
Portland General Electric
121 SW Salmon Street
1WTC1301, Portland, Oregon 97204

Dear Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability.

As You Sow is filing a shareholder proposal on behalf of Arkay Foundation ("Proponent"), a shareholder of Portland General Electric stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Arkay Foundation authorizing As You Sow to act on their behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Shareholder Proposal
- Arkay Foundation Authorization

Whereas: Climate change is escalating a variety of regulatory, physical, and financial risks and is prompting utilities to adopt low-carbon business models for long term value creation and resilience.

A critical climate change risk for the Western United States, which relies on snowpack run-off for its water supply, is climate-intensified droughts. (*Global warming and changes in drought*, Union of Concerned Scientists, 2014). Western states are currently experiencing the scale of which may be the beginning of a mega-drought whose scale has not been seen in centuries. (NY Times, August 2015).

Diminished snowpack in Western states has constrained water resources and reduced flows available for hydroelectric power. In 2014, California had the lowest hydroelectric generation in decades at only 52% of the previous 5 year average. (*Hydroelectric Statistics & Data*, California Energy Commission). Indeed "85% of [Oregon] is experiencing some degree of water shortage." (High Country News, 2015).

In 2014, 18% of PGE's power generation was from hydroelectric. (*How We Generate Energy*, PGE Website). Prolonged, intense droughts threaten to decrease stream flows in the Clackamas, Willamette, and Deschutes rivers, on which PGE's hydroelectric power depends. Severe, climate intensified droughts could force PGE to make up for hydroelectricity shortfalls through other types of power generation. If PGE compensates for decreased hydroelectric resources using fossil fuels, its greenhouse gas emissions will rise. However, carbon emissions are being increasingly strictly regulated in an effort to halt and mitigate climate change. The Clean Power Plan, the first major U.S. climate regulation, was finalized in 2015 and requires substantial carbon reductions from the power sector. The State of Oregon has also set a statewide carbon reduction goals of 10% below 1990 levels by 2020, and at least 75% below 1990 levels by 2050. Additional future regulations limiting carbon emissions from electricity generation are likely, such as a pending bill in Oregon to eliminate coal power in the state.

Prioritizing the addition of new, fossil-free energy sources would provide PGE with a means to ensure grid stability and reduce regulatory risk, even as climate change restricts water supply for hydroelectric power.

Resolved: Shareholders request that PGE prepare a climate change adaptation report, by October 2016 and with board oversight (at reasonable cost and omitting proprietary information), quantifying the financial and operational risk to the company associated with climate-change driven "mega-droughts", such as those that reduce hydroelectric resources by 75 to 100% for an extended period of years . Shareholders request the report also describe how the company would avoid increased GHG emissions in mega-drought conditions.



THE ARKAY FOUNDATION

127 University Avenue
Berkeley, California 94710
tel: 510.841.4025
fax: 510.841.4093
email: info@arkayfoundation.org

November 11, 2015

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of November 11, 2015, the undersigned, Arkay Foundation (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Portland General Electric, and that it be included in the 2016 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Portland General Electric stock, with voting rights, for over a year. The Stockholder intends to hold the stock through the date of the company's annual meeting in 2016.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution. The Stockholder understands that the company may send the Stockholder information about this resolution, and that the media may mention the Stockholder's name related to the resolution; the Stockholder will alert As You Sow in either case. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,

Harald Leventhal, CFO
Arkay Foundation



1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

November 24, 2015

ATTN: Corporate Secretary
Portland General Electric
121 SW Salmon Street
1WTC1301, Portland, Oregon 97204

Dear Corporate Secretary:

As You Sow is a non-profit organization whose mission is to promote corporate accountability.

As You Sow is co-filing a shareholder proposal on behalf of **Lutra Living** Trust ("Proponent"), a shareholder of Portland General Electric stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2016 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

As You Sow also represents the lead filer of this proposal, Arkay Foundation.

A letter from Lutra Living Trust authorizing As You Sow to act on their behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required. We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Shareholder Proposal
- Lutra Living Trust Authorization

Whereas: Climate change is escalating a variety of regulatory, physical, and financial risks and is prompting utilities to adopt low-carbon business models for long term value creation and resilience.

A critical climate change risk for the Western United States, which relies on snowpack run-off for its water supply, is climate-intensified droughts. (*Global warming and changes in drought*, Union of Concerned Scientists, 2014). Western states are currently experiencing the scale of which may be the beginning of a mega-drought whose scale has not been seen in centuries. (NY Times, August 2015).

Diminished snowpack in Western states has constrained water resources and reduced flows available for hydroelectric power. In 2014, California had the lowest hydroelectric generation in decades at only 52% of the previous 5 year average. (*Hydroelectric Statistics & Data*, California Energy Commission). Indeed "85% of [Oregon] is experiencing some degree of water shortage." (High Country News, 2015).

In 2014, 18% of PGE's power generation was from hydroelectric. (*How We Generate Energy*, PGE Website). Prolonged, intense droughts threaten to decrease stream flows in the Clackamas, Willamette, and Deschutes rivers, on which PGE's hydroelectric power depends. Severe, climate intensified droughts could force PGE to make up for hydroelectricity shortfalls through other types of power generation. If PGE compensates for decreased hydroelectric resources using fossil fuels, its greenhouse gas emissions will rise. However, carbon emissions are being increasingly strictly regulated in an effort to halt and mitigate climate change. The Clean Power Plan, the first major U.S. climate regulation, was finalized in 2015 and requires substantial carbon reductions from the power sector. The State of Oregon has also set a statewide carbon reduction goals of 10% below 1990 levels by 2020, and at least 75% below 1990 levels by 2050. Additional future regulations limiting carbon emissions from electricity generation are likely, such as a pending bill in Oregon to eliminate coal power in the state.

Prioritizing the addition of new, fossil-free energy sources would provide PGE with a means to ensure grid stability and reduce regulatory risk, even as climate change restricts water supply for hydroelectric power.

Resolved: Shareholders request that PGE prepare a climate change adaptation report, by October 2016 and with board oversight (at reasonable cost and omitting proprietary information), quantifying the financial and operational risk to the company associated with climate-change driven "mega-droughts", such as those that reduce hydroelectric resources by 75 to 100% for an extended period of years . Shareholders request the report also describe how the company would avoid increased GHG emissions in mega-drought conditions.

October 12, 2015

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of October 12, 2015, the undersigned, Lutra Living Trust (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Portland General Electric, and that it be included in the 2016 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Portland General Electric stock, with voting rights, for over a year. The Stockholder intends to hold the stock through the date of the company's annual meeting in 2016.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution. The Stockholder understands that the company may send the Stockholder information about this resolution, and that the media may mention the Stockholder's name related to the resolution; the Stockholder will alert As You Sow in either case. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution.

Sincerely,



Jeffrey W. Colin, POA
Lutra Living Trust
c/o Baker Street Advisors, LLC
455 Market Street, 23rd Floor
San Francisco, CA 94105



Portland General Electric Company
Legal Department
121 SW Salmon Street • Portland, Oregon 97204
(503) 464-8840 • Facsimile (503) 464-2200
marc.bocci@pgn.com

Marc S. Bocci
Associate General Counsel
Corporate Secretary

December 3, 2015

BY COURIER

Ms. Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Avenue
Suite 1450
Oakland, CA 94612

RE: Notice of Deficiency

Dear Ms. Timbers:

I am writing to acknowledge receipt of the shareholder proposal (the "Proposal") submitted by Arkay Foundation ("Proponent") to Portland General Electric ("PGE") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in PGE's proxy materials for the 2016 Annual Meeting of Shareholders (the "Annual Meeting").

Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of PGE's common stock for at least one year, preceding and including the date that the proposal was submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that the Proponent is not a registered holder of PGE common stock. Please provide a written statement from the record holder of Proponent's shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time Proponent submitted the Proposal, which was November 24, 2015, Proponent had beneficially held the requisite number of shares of PGE common stock continuously for at least one year preceding and including November 24, 2015.

In order to determine if the bank or broker holding Proponent's shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories. If the bank or broker holding Proponent's shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking Proponent's broker or bank. If the DTC participant knows Proponent's broker or bank's holdings, but does not know Proponent's holdings, Proponent can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year – one from Proponent's broker or bank confirming Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving Proponent's ownership of the minimum number of shares of PGE common stock, please see Rule 14a-8(b)(2) in Exhibit A.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. PGE reserves the right to seek relief from the SEC as appropriate.

Very truly yours,



Marc S. Bocci
Associate General Counsel and
Corporate Secretary

Enclosure



Portland General Electric Company
Legal Department
121 SW Salmon Street • Portland, Oregon 97204
(503) 464-8840 • Facsimile (503) 464-2200
marc.bocci@pgn.com

Marc S. Bocci
Associate General Counsel
Corporate Secretary

December 3, 2015

BY COURIER

Ms. Amelia Timbers
Energy Program Manager
As You Sow
1611 Telegraph Avenue
Suite 1450
Oakland, CA 94612

RE: Notice of Deficiency

Dear Ms. Timbers:

I am writing to acknowledge receipt of the shareholder proposal (the "Proposal") submitted by Lutra Living Trust ("Proponent") to Portland General Electric ("PGE") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in PGE's proxy materials for the 2016 Annual Meeting of Shareholders (the "Annual Meeting").

Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of PGE's common stock for at least one year, preceding and including the date that the proposal was submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that the Proponent is not a registered holder of PGE common stock. Please provide a written statement from the record holder of Proponent's shares (usually a bank or broker) and a participant in the Depository Trust Company (DTC) verifying that, at the time Proponent submitted the Proposal, which was November 24, 2015, Proponent had beneficially held the requisite number of shares of PGE common stock continuously for at least one year preceding and including November 24, 2015.

In order to determine if the bank or broker holding Proponent's shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/client-center/dtc-directories. If the bank or broker holding Proponent's shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking Proponent's broker or bank. If the DTC participant knows Proponent's broker or bank's holdings, but does not know Proponent's holdings, Proponent can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year – one from Proponent's broker or bank confirming Proponent's ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving Proponent's ownership of the minimum number of shares of PGE common stock, please see Rule 14a-8(b)(2) in Exhibit A.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. PGE reserves the right to seek relief from the SEC as appropriate.

Very truly yours,



Marc S. Bocci
Associate General Counsel and
Corporate Secretary

Enclosure



AS YOU SOW

1611 Telegraph Ave, Suite 1450
Oakland, CA 94612

December 3, 2015

ATTN: Corporate Secretary
Portland General Electric
121 SW Salmon Street
1WTC1301, Portland, Oregon 97204

Dear Corporate Secretary:

We are writing in regards to the shareholder proposal submitted on November 24, 2015 by As You Sow on behalf of Arkay Foundation, co-filed by As You Sow on behalf of Lutra Living Trust, and co-filed by As You Sow on behalf of John B Mason and Linda Mason.

Please find enclosed proof of share ownership for Arkay Foundation, and proof of share ownership for Lutra Living Trust.

We are alerting the company that John B Mason and Linda Mason have withdrawn as co-filers of the resolution.

Sincerely,

Amelia Timbers

Amelia Timbers
Energy Program Manager

Enclosures

- Arkay Foundation Proof of Ownership
- Lutra Living Trust Proof of Ownership



November 30, 2015

Arkay Foundation
127 University Avenue
Berkeley, CA 94710

Account #: *** FISMA & OMB Memorandum M-07-16 ***
Reference #: 74896212
Questions: Please call Schwab
Alliance at 1-800-515-2157.

PORTLAND GENERAL ELECTRIC CO.

Dear Dion Griffin, Harald Leventhal, William Soskin, Benita Kline and David Goldschmidt,

The purpose of this letter is to confirm that 354 shares of Portland General Electric Co (POR) have been held continuously in the above mentioned account from acquisition on June 23, 2014 up to and including November 24, 2015.

In addition, below you will find Charles Schwab & Co. Inc. DTC information as follows:

- Delivery to DTC Clearing 0164, Code 40

Thank you for choosing Schwab. We appreciate your business and look forward to serving your needs and that of your independent financial advisor. If you have any questions, please call us at 1-800-515-2157.

Sincerely,

Rafael Villamar

Rafael Villamar
Asi Service West Phoenix
2423 E Lincoln Dr
Phoenix, AZ 85016

Independent investment advisors are not owned by, affiliated with, or supervised by Charles Schwab & Co., Inc. ("Schwab").

Schwab Advisor Services™ serves independent investment advisors, and includes the custody, trading, and support services of Schwab.



100 Crosby Parkway KC1J, Covington, KY 41015

November 25, 2015

ATTN: Corporate Secretary
Portland General Electric
121 SW Salmon Street
1WTC1301, Portland, Oregon 97204

Dear Corporate Secretary:

Fidelity Investments, a DTC participant, acts as the custodian for the Lutra Living Trust. As of and including November 24, 2015, Fidelity Investments has continuously held 2413 shares of Portland General Electric stock with voting rights for over one year on behalf of Lutra Living Trust.

Sincerely,

Matt Ireland
Client Services Manager

Our file: W942496-25NOV15

For Investment Professional use only.

EXHIBIT B

(see attached)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from ______to _____

Commission File Number 001-05532-99

PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

Oregon	**93-0256820**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 S.W. Salmon Street
Portland, Oregon 97204
(503) 464-8000
(Address of principal executive offices, including zip code, and Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, no par value	New York Stock Exchange
(Title of class)	(Name of exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [x] No [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Date File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [x]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[x]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [x]

As of June 30, 2014 , the aggregate market value of voting common stock held by non-affiliates of the Registrant was $ 2,699,904,749 . For purposes of this calculation, executive officers and directors are considered affiliates.

As of February 10, 2015 , there were 78,228,827 shares of common stock outstanding.

Documents Incorporated by Reference

Part III, Items 10 - 14	Portions of Portland General Electric Company's definitive proxy statement to be filed pursuant to Regulation 14A for the Annual Meeting of Shareholders to be held on May 6, 2015.

PORTLAND GENERAL ELECTRIC COMPANY
FORM 10-K
FOR THE YEAR ENDED DECEMBER 31, 2014

TABLE OF CONTENTS

DEFINITIONS

The abbreviations or acronyms defined below are used throughout this Form 10-K:

Abbreviation or Acronym	Definition
AFDC	Allowance for funds used during construction
ARO	Asset retirement obligation
AUT	Annual Power Cost Update Tariff
Beaver	Beaver natural gas-fired generating plant
Biglow Canyon	Biglow Canyon Wind Farm
Boardman	Boardman coal-fired generating plant
BPA	Bonneville Power Administration
CAA	Clean Air Act
Carty	Carty Generating Station natural gas-fired generating plant
Colstrip	Colstrip Units 3 and 4 coal-fired generating plant
Coyote Springs	Coyote Springs Unit 1 natural gas-fired generating plant
CWIP	Construction work-in-progress
Dth	Decatherm = 10 therms = 1,000 cubic feet of natural gas
DEQ	Oregon Department of Environmental Quality
EFSA	Equity forward sale agreement
EPA	United States Environmental Protection Agency
ESS	Electricity Service Supplier
FERC	Federal Energy Regulatory Commission
FMB	First Mortgage Bond
GRC	General Rate Case for a specified test year
IRP	Integrated Resource Plan
ISFSI	Independent Spent Fuel Storage Installation
kV	Kilovolt = one thousand volts of electricity
Moody's	Moody's Investors Service
MW	Megawatts
MWa	Average megawatts
MWh	Megawatt hours
NRC	Nuclear Regulatory Commission
NVPC	Net Variable Power Costs
OATT	Open Access Transmission Tariff
OPUC	Public Utility Commission of Oregon
PCAM	Power Cost Adjustment Mechanism
PW1	Port Westward Unit 1 natural gas-fired generating plant
PW2	Port Westward Unit 2 natural gas-fired flexible capacity generating plant
RPS	Renewable Portfolio Standard
S&P	Standard & Poor's Ratings Services
SEC	United States Securities and Exchange Commission
Trojan	Trojan nuclear power plant
Tucannon River	Tucannon River Wind Farm
USDOE	United States Department of Energy

The Company has four natural gas-fired generating facilities: PW1, PW2, Beaver, and Coyote Springs Unit 1 (Coyote Springs). On December 30, 2014, construction of PW2, a 220 MW natural gas-fired capacity resource located adjacent to PW1 and Beaver near Clatskanie, Oregon, was completed and the facility was placed in service. These natural gas-fired generating plants provided approximately 18% of PGE's total retail load requirement in 2014 and in 2013 , and 15% in 2012 .

The thermal plants provide reliable power for the Company's customers, as well as capacity reserves. These resources have a combined capacity of 2,203 MW, representing approximately 65% of the net capacity of PGE's generating facilities. Thermal plant availability, excluding Colstrip, was 89% in 2014 , compared with 84% in 2013 and 92% in 2012 , while Colstrip plant availability was 83% in 2014 , compared with 66% in 2013 and 93% in 2012 . Thermal plant availability percentages for 2013 were lower than 2014 and 2012 due to unplanned outages at three plants. For additional information on the unplanned plant outages, see " *Power Operations* " in the Overview section in Item 7.—"Management's Discussion and Analysis of Financial Condition and Results of Operations."

On December 31, 2014, PGE acquired an additional 10% ownership interest in Boardman from a co-owner, increasing the Company's ownership share to 90% from 80%. For additional information, see Note 17, Jointly-owned Plant, in the Notes to Consolidated Financial Statements in Item 8.—"Financial Statements and Supplementary Data."

Wind PGE owns and operates two wind farms, Biglow Canyon Wind Farm (Biglow Canyon) and Tucannon River. Biglow Canyon, located in Sherman County, Oregon, is PGE's largest renewable energy resource consisting of 217 wind turbines with a total nameplate capacity of approximately 450 MW. Tucannon River, which was placed in service on December 15, 2014, is located in southeastern Washington and consists of 116 wind turbines with a total nameplate capacity of 267 MW.

The energy from wind resources provided 6% of the Company's total retail load requirement in 2014 , 2013 and 2012 . Availability for these resources was 94% in 2014 , compared with 98% in 2013 and in 2012 . The expected energy from wind resources differs from the nameplate capacity and is expected to range from 135 MWa to 180 MWa for Biglow Canyon and from 80 MWa to 110 MWa for Tucannon River, dependent upon wind conditions.

Hydro The Company's FERC-licensed hydroelectric projects consist of Pelton/Round Butte on the Deschutes River near Madras, Oregon (discussed below), four plants on the Clackamas River, and one on the Willamette River. The licenses for these projects expire at various dates ranging from 2035 to 2055. Although these plants have a combined capacity of 494 MW, actual energy received is dependent upon river flows. Energy from these resources provided 9% of the Company's total retail load requirement in 2014 and in 2013 , and 10% in 2012 , with availability of 100% in 2014 and in 2013 , and 99% in 2012 . Northwest hydro conditions have a significant impact on the region's power supply, with water conditions significantly impacting PGE's cost of power and its ability to economically displace more expensive thermal generation and spot market power purchases.

PGE has a 66.67% ownership interest in the 465 MW Pelton/Round Butte hydroelectric project on the Deschutes River, with the remaining interest held by the Confederated Tribes of the Warm Springs Reservation of Oregon (Tribes). A 50-year joint license for the project, which is operated by PGE, was issued by the FERC in 2005. The Tribes have an option to purchase an additional undivided 16.66% interest in Pelton/Round Butte at its discretion on or after December 31, 2021. The Tribes have a second option to purchase an undivided 0.02% interest in Pelton/Round Butte at its discretion on or after April 1, 2041. If both options are exercised by the Tribes, the Tribes' ownership percentage would exceed 50%.

Dispatchable Standby Generation (DSG) —PGE has a DSG program under which the Company can start, operate, and monitor customer-owned diesel-fueled standby generators when needed to support specific capacity needs. The program also helps provide NERC-required operating reserves. As of December 31, 2014 , there were 52 sites with a

PGE's medium term power cost strategy helps mitigate the effect of price volatility on its customers due to changing energy market conditions. The strategy allows the Company to take positions in power and fuel markets up to five years in advance of physical delivery. By purchasing a portion of anticipated energy needs for future years over an extended period, PGE mitigates a portion of the potential future volatility in the average cost of purchased power and fuel.

The Company's major power purchase contracts consist of the following (also see the preceding table which summarizes the average resource capabilities related to these contracts):

Capacity/exchange —PGE has three contracts that provide PGE with firm capacity to help meet the Company's peak loads. One contract represents 150 MW of capacity and expires in December 2016. The other two contracts represent two power purchase agreements for up to 100 MW of seasonal peaking capacity, one agreement covers winter from December 2014 to February 2019 and the second agreement covers summer from July 2014 to September 2018.

Hydro —The Company has four contracts that provide for the purchase of power generated from hydroelectric projects with an aggregate capacity of 117 MW and which expire between 2015 and 2018. In addition, PGE has the following:

- *Mid-Columbia hydro* —PGE has long-term power purchase contracts with certain public utility districts in the state of Washington for a portion of the output of three hydroelectric projects on the mid-Columbia River. The contract representing 150 MW of capacity expires in 2018 and the contract representing 163 MW of capacity expires in 2052 . Although the projects currently provide a total of 313 MW of capacity, actual energy received is dependent upon river flows.
- *Confederated Tribes* —PGE has a long-term agreement under which the Company purchases, at market prices, the Tribes' interest in the output of the Pelton/Round Butte hydroelectric project. Although the agreement provides 165 MW of capacity, actual energy received is dependent upon river flows. The term of the agreement coincides with the term of the FERC license for this project, which expires in 2055. During the third quarter of 2014, PGE entered into an agreement with the Tribes, whereby the Tribes have agreed to relinquish their right to sell their share of the energy generated from the Pelton/Round Butte hydroelectric project to a third party, and sell the energy exclusively to the Company for the period of January 1, 2015 through December 31, 2024.

Wind —PGE has three contracts that provide for the purchase of renewable wind-generated electricity and which extend to various dates between 2028 and 2035. Although these contracts provide a total of 39 MW of capacity, actual energy received is dependent upon wind conditions.

Solar —PGE has three agreements to purchase power generated from photovoltaic solar projects, which expire between 2036 and 2037. These projects have a combined generating capacity of 7 MW. In addition, the Company operates, and purchases power from three solar projects with an aggregate of approximately 6 MW of capacity.

Other —These primarily consist of long-term contracts to purchase power from various counterparties, including other Pacific Northwest utilities, over terms extending into 2031.

Short-term contracts —These contracts are for delivery periods of one month up to one year in length. They are entered into with various counterparties to provide additional firm energy to help meet the Company's load requirement.

PGE also utilizes spot purchases of power in the open market to secure the energy required to serve its retail customers. Such purchases are made under contracts that range in duration from 15 minutes to less than one month. For additional information regarding PGE's power purchase contracts, see Note 15, Commitments and Guarantees, in the Notes to Consolidated Financial Statements in Item 8.—"Financial Statements and Supplementary Data."

Adverse changes in PGE's credit ratings could negatively affect its access to the capital markets and its cost of borrowed funds.

Access to capital markets is important to PGE's ability to operate its business and complete its capital projects. Credit rating agencies evaluate the Company's credit ratings on a periodic basis and when certain events occur. A ratings downgrade could increase the interest rates and fees on PGE's revolving credit facilities and letter of credit facilities, increasing the cost of funding day-to-day working capital requirements, and could also result in higher interest rates on future long-term debt. A ratings downgrade could also restrict the Company's access to the commercial paper market, a principal source of short-term financing, or result in higher interest costs.

In addition, if Moody's Investors Service (Moody's) and/or Standard & Poor's Ratings Services (S&P) reduce their rating on PGE's unsecured debt to below investment grade, the Company could be subject to requests by certain wholesale counterparties to post additional performance assurance collateral, which could have an adverse effect on the Company's liquidity.

PGE is subject to various legal and regulatory proceedings, the outcome of which is uncertain, and resolution unfavorable to PGE could adversely affect the Company's results of operations, financial condition or cash flows.

From time to time in the normal course of its business, PGE is subject to various regulatory proceedings, lawsuits, claims and other matters, which could result in adverse judgments, settlements, fines, penalties, injunctions, or other relief. These matters are subject to many uncertainties, the ultimate outcome of which management cannot predict. The final resolution of certain matters in which PGE is involved could require that the Company incur expenditures over an extended period of time and in a range of amounts that could have an adverse effect on its cash flows and results of operations. Similarly, the terms of resolution could require the Company to change its business practices and procedures, which could also have an adverse effect on its cash flows, financial position or results of operations.

There are certain pending legal and regulatory proceedings, such as the proceedings related to refunds on wholesale market transactions in the Pacific Northwest and the investigation and any resulting remediation efforts related to the Portland Harbor site, that may have an adverse effect on results of operations and cash flows for future reporting periods. For additional information, see Item 3.—"Legal Proceedings" and Note 18, Contingencies, in the Notes to Consolidated Financial Statements in Item 8.—"Financial Statements and Supplementary Data."

Reduced river flows and unfavorable wind conditions can adversely affect generation from hydroelectric and wind generating resources. The Company could be required to replace energy expected from these sources with higher cost power from other facilities or with wholesale market purchases, which could have an adverse effect on results of operations.

PGE derives a significant portion of its power supply from its own hydroelectric facilities and through long-term purchase contracts with certain public utility districts in the state of Washington. Regional rainfall and snow pack levels affect river flows and the resulting amount of energy generated by these facilities. Shortfalls in energy expected from lower cost hydroelectric generating resources would require increased energy from the Company's other generating resources and/or power purchases in the wholesale market, which could have an adverse effect on results of operations.

PGE also derives a portion of its power supply from wind generating resources, for which the output is dependent upon wind conditions. Unfavorable wind conditions could require increased reliance on power from the Company's thermal generating resources or power purchases in the wholesale market, both of which could have an adverse effect on results of operations.

Although the application of the PCAM could help mitigate adverse financial effects from any decrease in power provided by hydroelectric and wind generating resources, full recovery of any increase in power costs is not assured. Inability to fully recover such costs in future prices could have a negative impact on the Company's results of operations, as well as a reduction in renewable energy credits and loss of production tax credits related to wind generating resources.

Capital and credit market conditions could adversely affect the Company's access to capital, cost of capital, and ability to execute its strategic plan as currently scheduled.

Access to capital and credit markets is important to PGE's ability to operate. The Company expects to issue debt and equity securities, as necessary, to fund its future capital requirements. In addition, contractual commitments and regulatory requirements may limit the Company's ability to delay or terminate certain projects. For additional information concerning PGE's capital requirements, see "*Capital Requirement* s" in the Liquidity and Capital Resources section in Item 7.—"Management's Discussion and Analysis of Financial Condition and Results of Operations."

If the capital and credit market conditions in the United States and other parts of the world deteriorate, the Company's future cost of debt and equity capital, as well as access to capital markets, could be adversely affected. In addition, restrictions on PGE's ability to access capital markets could affect its ability to execute its strategic plan.

Legislative or regulatory efforts to reduce greenhouse gas emissions could lead to increased capital and operating costs and have an adverse impact on the Company's results of operations.

Future legislation or regulations could result in limitations on greenhouse gas emissions from the Company's fossil fuel-fired generation facilities. Compliance with any greenhouse gas emissions reduction requirements could require PGE to incur significant expenditures, including those related to carbon capture and sequestration technology, purchase of emission allowances and offsets, fuel switching, and the replacement of high-emitting generation facilities with lower-emitting facilities.

The cost to comply with potential greenhouse gas emissions reduction requirements is subject to significant uncertainties, including those related to: i) the timing of the implementation of emissions reduction rules; ii) required levels of emissions reductions; iii) requirements with respect to the allocation of emissions allowances; iv) the maturation, regulation and commercialization of carbon capture and sequestration technology; and v) PGE's compliance alternatives. Although the Company cannot currently estimate the effect of future legislation or regulations on its results of operations, financial condition or cash flows, the costs of compliance with such legislation or regulations could be material.

Under certain circumstances, banks participating in PGE's credit facilities could decline to fund advances requested by the Company or could withdraw from participation in the credit facilities.

PGE currently has unsecured revolving credit facilities with several banks for an aggregate amount of $700 million. These revolving credit facilities provide a primary source of liquidity and may be used to supplement operating cash flow and as backup for commercial paper borrowings.

The revolving credit facilities represent commitments by the participating banks to make loans and, in certain cases, to issue letters of credit. The Company is required to make certain representations to the banks each time it requests an advance under one of the credit facilities. However, in the event certain circumstances occur that could result in a material adverse change in the business, financial condition or results of operations of PGE, the Company may not be able to make such representations, in which case the banks would not be required to lend. PGE is also subject to the risk that one or more of the participating banks may default on their obligation to make loans under the credit facilities.

For 2014 and 2013 , the average number of retail customers and deliveries, by customer class, were as follows:

	2014		2013		Increase/ (Decrease) in Energy Deliveries
	Average Number of Customers	Energy Deliveries *	Average Number of Customers	Energy Deliveries *	
Residential	735,502	7,462	728,481	7,702	(3.1)%
Commercial	105,231	7,494	104,385	7,441	0.7
Industrial	260	4,310	263	4,276	0.8
Total	840,993	19,266	833,129	19,419	(0.8)%

* In thousands of MWh.

Power Operations —PGE utilizes a combination of its own generating resources and wholesale market transactions to meet the energy needs of its retail customers. Based on numerous factors, including plant availability, customer demand, river flows, wind conditions, and current wholesale prices, the Company continuously makes economic dispatch decisions in an effort to obtain reasonably-priced power for its retail customers. As a result, the amount of power generated and purchased in the wholesale market to meet the Company's retail load requirement can vary from period to period.

Plant availability is impacted by planned maintenance and forced, or unplanned, outages, during which the respective plant is unavailable to provide power. PGE's thermal generating plants require varying levels of annual maintenance, which is generally performed during the second quarter of the year. Availability of the plants PGE operates approximated 92% , 89% , and 94% for the years ended December 31, 2014 , 2013 , and 2012 , respectively, with the availability of Colstrip, which PGE does not operate, approximating 83% , 66% , and 93% , respectively.

Beginning in July 2013, the Company experienced three unplanned plant outages with Boardman off-line for July 2013, Coyote Springs off-line for September through November 2013, and Colstrip Unit 4 off-line for July 2013 through January 2014. As a result of these unplanned outages, the Company incurred incremental replacement power costs of approximately $2 million in 2014 and $17 million in 2013.

During the year ended December 31, 2014 , the Company's generating plants provided approximately 58% of its retail load requirement, compared to 54% in 2013 and 50% in 2012 . The lower relative volume of power generated to meet the Company's retail load requirement during 2012 was primarily due to the economic displacement of thermal generation by energy received from hydro resources and lower-cost purchased power.

Energy received from PGE-owned hydroelectric plants and under contracts from mid-Columbia hydroelectric projects increased 1% in 2014 compared to 2013 , primarily due to more favorable hydro conditions in 2014 . These resources provided approximately 18% of the Company's retail load requirement for 2014 , compared with 17% for 2013 and 19% for 2012 . Energy received from these sources exceeded projections (or "normal") included in the Company's AUT by approximately 2% in 2014 , 1% in 2013 , and 11% in 2012 . Such projections, which are finalized with the OPUC in November each year, establish the power cost component of retail prices for the following calendar year. "Normal" represents the level of energy forecasted to be received from hydroelectric resources for the year and is based on average regional hydro conditions. Any excess in hydro generation from that projected in the AUT generally displaces power from higher cost sources, while any shortfall is generally replaced with power from higher cost sources. Based on recent forecasts of regional hydro conditions, energy from hydro resources is expected to be below normal for 2015 .

Energy expected to be received from wind generating resources is projected annually in the AUT and through 2013, was based on wind studies completed in connection with the permitting process of the wind farm. For 2014 and beyond, the projection included in the AUT is based on a five-year historical rolling average of the wind farm. To the extent historical information is not available for a given year, the projections are based on wind studies. Any excess in wind generation from that projected in the AUT generally displaces power from higher-cost sources, while any shortfall is generally replaced with power from higher-cost sources. Energy received from wind generating resources fell short of that projected in PGE's AUT by 9% in 2014 , 15% in 2013 and 20% in 2012 .

Pursuant to the Company's PCAM, customer prices can be adjusted to reflect a portion of the difference between each year's forecasted NVPC included in customer prices (baseline NVPC) and actual NVPC for the year, to the extent such difference is outside of a pre-determined "deadband," which ranges from $15 million below to $30 million above baseline NVPC. To the extent actual NVPC is above or below the deadband, the PCAM provides for 90% of the variance to be collected from or refunded to customers, respectively, subject to a regulated earnings test. The following is a summary of the impacts of the PCAM for 2014 , 2013 and 2012 :

- For 2014 , actual NVPC was below baseline NVPC by $7 million , which is within the established deadband range. Accordingly, no estimated refund to customers was recorded as of December 31, 2014 . A final determination regarding the 2014 PCAM results will be made by the OPUC through a public filing and review in 2015 .
- For 2013 , actual NVPC was above baseline NVPC by $11 million , which is within the established deadband range. Accordingly, no estimated collection from customers was recorded as of December 31, 2013. A final determination regarding the 2013 PCAM results was made by the OPUC through a public filing and review in 2014 , which confirmed no collection from customers pursuant to the PCAM for 2013 .
- For 2012 , actual NVPC was below baseline NVPC by $17 million , and exceeded the lower deadband threshold of $15 million . However, based on results of the regulated earnings test, no estimated refund to customers was recorded as of December 31, 2012. A final determination regarding the 2012 PCAM results was made by the OPUC through a public filing and review in 2013 , which confirmed no refund to customers pursuant to the PCAM for 2012 .

For further information concerning the PCAM, see *Power Costs* under " *State of Oregon Regulation* " in the Regulation section of Item 1.—"Business."

Legal, Regulatory and Environmental Matters —PGE is a party to certain proceedings, the ultimate outcome of which could have a material impact on the results of operations and cash flows in future reporting periods. Such proceedings include, but are not limited to, matters related to:

- Claims for refunds related to wholesale energy sales during 2000 - 2001 in the Pacific Northwest Refund proceeding; and
- An investigation of environmental matters at Portland Harbor.

For additional information regarding the above and other matters, see Note 18, Contingencies, in the Notes to Consolidated Financial Statements in Item 8.—"Financial Statements and Supplementary Data."

On June 2, 2014, the EPA released a proposed rule, which it calls the "Clean Power Plan," intended to result in a reduction of carbon emissions from existing power plants across all states to approximately 30% below 2005 levels by 2030. For additional information regarding this proposed rule, see "Environmental Matters" in Item 1.—Business.

Other operating revenues increased $4 million , or 11% , in 2014 from 2013 , primarily due to higher sales of excess transmission capacity and services, as well as an increase in pole contact rentals. The increase was partially offset by a $6 million decrease in gains on the sale of excess natural gas not needed for operations.

Purchased power and fuel expense includes the cost of power purchased and fuel used to generate electricity to meet PGE's retail load requirements, as well as the cost of settled electric and natural gas financial contracts. In 2014 , Purchased power and fuel expense decreased $44 million , or 6% , from 2013 , which was driven by a 6% decline in the average variable power cost per MWh to $33.54 in 2014 from $35.61 in 2013 . The decrease was driven by a decline in the Company's cost of natural gas to fuel natural gas-fired plants in 2014 compared with 2013, combined with higher-cost replacement power in 2013 related to thermal plant outages.

Energy received from PGE-owned hydroelectric projects and from mid-Columbia projects combined for 2014 was comparable with 2013 , and represented 18% of the Company's retail load requirement for 2014 and 17% for 2013 . Total hydroelectric energy received exceeded that projected in PGE's AUT by approximately 2% for 2014 and 1% for 2013 . Based on recent forecasts of regional hydro conditions in 2015 , energy from hydro resources is expected to be below normal levels.

The following table presents the forecast of the April-to-September 2015 runoff (issued February 10, 2015) compared to the actual runoffs for 2014 and 2013 (as a percentage of normal, as measured over the 30-year period from 1971 through 2000):

	Runoff as a Percent of Normal *		
Location	2015 Forecast	2014 Actual	2013 Actual
Columbia River at The Dalles, Oregon	92%	108%	100%
Mid-Columbia River at Grand Coulee, Washington	96	110	108
Clackamas River at Estacada, Oregon	74	97	102
Deschutes River at Moody, Oregon	93	98	98

* Volumetric water supply forecasts for the Pacific Northwest region are prepared by the Northwest River Forecast Center in conjunction wit the Natural Resources Conservation Service and other cooperating agencies.

Energy received from PGE-owned wind generating resources (Biglow Canyon and Tucannon River) in 2014 decreased 2% from 2013 , and represented 6% of the Company's retail load requirement in each of those years. Energy received from wind generating resources fell short of projections included in the Company's AUT by approximately 9% in 2014 compared with 15% in 2013 .

Actual NVPC , which consists of Purchased power and fuel expense net of Wholesale revenues, decreased $59 million for 2014 compared with 2013 . The decrease was largely due to a 6% decline in the average variable power cost per MWh, combined with an 11% increase in the average price per MWh of wholesale power sales and a 7% increase in the volume of wholesale power sales. For 2014 , actual NVPC was $7 million below baseline NVPC, compared with $11 million above for 2013 .

Generation, transmission and distribution expense increased $32 million , or 14% , in 2014 compared with 2013 . Storm related and service restoration costs were collectively $10 million higher primarily related to the Company's service territory experiencing three major wind storms during the fourth quarter of 2014 ($5 million of which was offset by increased revenues utilizing the storm recovery mechanism); operating costs increased $7 million as a result of the Company's ownership interest in Boardman increasing to 80% from 65% on December 31, 2013; and maintenance and overhaul expenses at PGE's generation facilities were $6 million greater than in 2013. In addition, other distribution expenses were up $7 million, including $4 million of substation related expense; other generation expenses increased $3 million; and other transmission expenses increased $1 million. Partially offsetting these increases was a $3 million net decrease in 2014 due to expense taken in 2013 related to the Company's benchmark bid for renewable resources pursuant to the 2009 IRP.

Cascade Crossing transmission project reflects $52 million of costs expensed in the second quarter of 2013, which were previously recorded as construction work-in-progress (CWIP). For additional information, see " *Electric Utility Plant* " in Note 2, Summary of Significant Accounting Policies, in the Notes to Consolidated Financial Statements in Item 8.—"Financial Statements and Supplementary Data."

Administrative and other expense increased $8 million , or 4% , in 2014 compared with 2013 . The increase was due in large part to $5 million more incentive compensation expense recorded in 2014 than in 2013 due to the higher net income in 2014. Additionally,

EXHIBIT C

(see attached)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

[X] **QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended **September 30, 2015**

or

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________________ to __________________

Commission File Number: 001-5532-99

PORTLAND GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

Oregon	**93-0256820**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

121 SW Salmon Street
Portland, Oregon 97204
(503) 464-8000
(Address of principal executive offices, including zip code, and registrant's telephone number, including area code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. [x] Yes [ ] No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[x] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [x]	Accelerated filer [ ]	Non-accelerated filer [ ]	Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). [ ] Yes [x] No

Number of shares of common stock outstanding as of October 16, 2015 is 88,772,420 shares.

PORTLAND GENERAL ELECTRIC COMPANY
FORM 10-Q
FOR THE QUARTERLY PERIOD ENDED September 30, 2015

TABLE OF CONTENTS

DEFINITIONS

The following abbreviations and acronyms are used throughout this document:

Abbreviation or Acronym	Definition
AFDC	Allowance for funds used during construction
AUT	Annual Power Cost Update Tariff
Biglow Canyon	Biglow Canyon Wind Farm
Carty	Carty Generating Station natural gas-fired generating plant
Colstrip	Colstrip Units 3 and 4 coal-fired generating plant
CWIP	Construction work-in-progress
EFSA	Equity forward sale agreement
EPA	United States Environmental Protection Agency
ESS	Electricity Service Supplier
FERC	Federal Energy Regulatory Commission
FMBs	First Mortgage Bonds
GRC	General Rate Case
IRP	Integrated Resource Plan
Moody's	Moody's Investors Service
MW	Megawatts
MWa	Average megawatts
MWh	Megawatt hours
NVPC	Net Variable Power Costs
OPUC	Public Utility Commission of Oregon
PCAM	Power Cost Adjustment Mechanism
PW1	Port Westward Unit 1 natural gas-fired generating plant
PW2	Port Westward Unit 2 natural gas-fired flexible capacity generating plant
S&P	Standard and Poor's Ratings Services
SEC	United States Securities and Exchange Commission
Tucannon River	Tucannon River Wind Farm
Trojan	Trojan nuclear power plant

The following table, which includes customers purchasing their energy from Electricity Service Suppliers (ESSs), presents the average number of retail customers by customer class, and corresponding energy deliveries, for the periods indicated:

	Nine Months Ended September 30,				
	2015		2014		
	Average Number of Customers	Retail Energy Deliveries*	Average Number of Customers	Retail Energy Deliveries*	% Increase (Decrease)in Energy Deliveries
Residential	741,249	5,308	734,792	5,472	(3.0)%
Commercial	105,761	5,647	105,284	5,621	0.5 %
Industrial	260	3,438	260	3,196	7.6 %
Total	847,270	14,393	840,336	14,289	0.7 %

* In thousands of MWh.

Power Operations —To meet the energy needs of its retail customers, the Company utilizes a combination of its own generating resources and power purchases in the wholesale market. In an effort to obtain reasonably-priced power for its retail customers, PGE makes economic dispatch decisions continuously based on numerous factors including plant availability, customer demand, river flows, wind conditions, and current wholesale prices.

PGE's thermal generating plants require varying levels of annual maintenance, during which the respective plants are unavailable to provide power. As a result, the amount of power generated to meet the Company's retail load requirement can vary from period to period. Plant availability approximated 93% and 92% during the nine months ended September 30, 2015 and 2014 , respectively, for those plants PGE operates. Plant availability of Colstrip Units 3 and 4, of which the Company has a 20% ownership interest and does not operate, in total, approximated 94% and 80% during the nine months ended September 30, 2015 and 2014 , respectively.

During the nine months ended September 30, 2015 , the Company's generating plants provided approximately 60% of its retail load requirement compared with 55% in the nine months ended September 30, 2014 . The increase in the proportion of power generated to meet the Company's retail load requirement was largely the result of the addition of Tucannon River and Port Westward 2 combined with increased production from the Company's natural gas fired generation facilities during the nine months ended September 30, 2015 relative to the nine months ended September 30, 2014 .

Energy expected to be received from PGE-owned hydroelectric plants and under contracts from mid-Columbia hydroelectric projects is projected annually in the Annual Power Cost Update Tariff (AUT). Any excess in such hydro generation from that projected in the AUT normally displaces power from higher cost sources, while any shortfall is normally replaced with power from higher cost sources. Energy received from these hydro resources fell below projected levels included in the PGE's AUT by 7% for the nine months ended September 30, 2015 and exceeded projected levels by 2% for the nine months ended September 30, 2014 , and provided 16% and 18% of the Company's retail load requirement for nine months ended September 30, 2015 and 2014 , respectively. Energy from hydro resources is expected to be below projected levels included in the AUT for the full year 2015 .

Energy expected to be received from PGE-owned wind generating resources (Biglow Canyon and Tucannon River) is projected annually in the AUT. Any excess in wind generation from that projected in the AUT normally displaces power from higher cost sources, while any shortfall is normally replaced with power from higher cost sources. Energy received from wind generating resources fell short of that projected in PGE's AUT by 20% for the nine months ended September 30, 2015 and 9% for the nine months ended September 30, 2014 , and provided

The sources of energy for PGE's total system load, as well as its retail load requirement, were as follows for the periods presented:

	Three Months Ended September 30,			
	2015		2014	
Sources of energy (MWh in thousands):				
Generation:				
Thermal:				
Coal	1,445	26%	1,479	26%
Natural gas	1,702	30	1,282	22
Total thermal	3,147	56	2,761	48
Hydro	267	4	311	5
Wind	568	10	332	6
Total generation	3,982	70	3,404	59
Purchased power:				
Term	527	9	916	16
Hydro	326	6	352	6
Wind	88	2	102	2
Spot	733	13	977	17
Total purchased power	1,674	30	2,347	41
Total system load	5,656	100%	5,751	100%
Less: wholesale sales	(836)		(999)	
Retail load requirement	4,820		4,752	

Energy received from hydro resources during the third quarter of 2015 , from both PGE-owned generating plants and purchased from mid-Columbia projects, decreased 11% compared with the same period of 2014 , and represented 12% and 14% of the Company's retail load requirement for the third quarter s of 2015 and 2014 , respectively. During the third quarter of 2015 , total energy received from hydro resources fell below projected levels included in the Company's AUT by 8% , compared with the third quarter of 2014 , which exceeded projected levels included in the AUT for 2014 by 2% .

Energy received from PGE-owned wind generating resources (Biglow Canyon and Tucannon River) increased 71% in the third quarter of 2015 compared with the same period of 2014 . The increase in such energy received is due to the addition of the Tucannon River wind generating resource in December 2014, along with an 8% increase in energy received from Biglow Canyon. Energy received from these wind generating resources represented 12% of the Company's retail load requirement for the third quarter of 2015 , and 7% for the third quarter of 2014 . During the third quarter of 2015, energy received from wind resources exceeded projected levels included in the AUT by 2% . During the third quarter of 2014, energy received from Biglow Canyon fell short of projected levels included in the AUT by 17% .

EXHIBIT D

(see attached)

Resource Planning

Creating a sustainable energy future for Oregon

Powering the future

As our region's population and industries grow, PGE is planning strategically for new, cost-effective and more sustainable ways to generate electricity.

PGE periodically develops an **Integrated Resource Plan (/our-company/energy-strategy/resource-planning/integrated-resource-planning)** outlining our strategy for meeting our customers' future energy needs.

The plan incorporates years of research, analysis and public input to identify the best mix of resources to serve our customers, taking into account new technologies, market conditions and regulatory requirements.

PGE is currently in its 2016 integrated resource planning cycle, which includes outreach to customers, regulators and other stakeholders for input. Read more about our **Integrated Resource Plan (/our-company/energy-strategy/resource-planning/integrated-resource-planning)**.

Sustainable resources

PGE continues to invest in renewable power projects, like wind and solar, including our two wind farms

Tucannon River Wind Farm (/our-company/energy-strategy/how-we-generate-electricity/our-wind-farms) located on 20,000 acres near Dayton, Wash., which began operation in early 2015.

Biglow Canyon Wind Farm (/our-company/energy-strategy/how-we-generate-

electricity/our-wind-farms) on 25,000 acres in Wasco, Ore.

Diverse future projects

Biomass at Boardman
(/-/media/public/our_company/energy_strategy/documents/pge-biomass-boardman-giant-cane-fact-sheet.pdf?la=en)
: PGE is testing the potential to convert our Boardman Plant into a renewable energy generation facility using biomass for fuel.

Carty Generating Station (/our-company/energy-strategy/how-we-generate-electricity/carty-generating-station): We're building a highly efficient 440-megawatt natural gas-fired power plant to help meet our customers' growing energy needs.

Increasing efficiencies

PGE continually looks for ways to update our system and facilities to be more efficient and help our customers use energy efficiently, too. We are:

- **Helping customers use energy wisely** by providing advice on energy-efficiency upgrades and connecting them to Energy Trust of Oregon incentives that make efficiency more affordable.

- **Investing in transmission system improvements** to better serve customers and deliver power from new resources.

- **Leveraging new technologies**, including the smart meter system, which has allowed us to reduce our meter-reading vehicle fleet, cutting 1.2 million miles of driving each year. And as part of the **smart grid (/our-company/energy-strategy/smart-grid)**, smart meters also give customers **detailed information to help them save energy (/residential/energy-savings/ways-to-save/energy-tracker)**.

- **Extending our distributed-generation network (/business/get-paid-to-help-meet-demand/dispatchable-standby-generation)** by tapping customers' stand-by generators to meet peak demand.

-

Offering renewable-power choices for homes (/residential/power-choices/renewable-power) and businesses (/business/power-choices-pricing/renewable-power), which help foster the development of more renewable resources.

- **Encouraging efficient transportation options** for homes and businesses using electric vehicles (/residential/electric-vehicles-charging-stations).

- **Analyzing and advocating for policies and legislation**, at the state and federal levels, which meet Oregon's energy needs in an increasingly sustainable way.

- Integrated Resource Planning (/our-company/energy-strategy/resource-planning/integrated-resource-planning)
- Our Wind Farms (/our-company/energy-strategy/how-we-generate-electricity/our-wind-farms)
- Biomass at Boardman (/-/media/public/our_company/energy_strategy/documents/pge-biomass-boardman-giant-cane-fact-sheet.pdf?la=en)
- Carty Generating Station (/our-company/energy-strategy/how-we-generate-electricity/carty-generating-station)
- Smart Grid (/our-company/energy-strategy/smart-grid)
- Distributed-generation Network (/business/get-paid-to-help-meet-demand/dispatchable-standby-generation)
- Residential Renewable Power (/residential/power-choices/renewable-power)
- Business Renewable Power (/business/power-choices-pricing/renewable-power)
- Electric Vehicles & Charging Stations (/residential/electric-vehicles-charging-stations)



Integrated Resource Plan (/our-company/energy-strategy/resource-planning/integrated-resource-planning)

PGE is currently seeking feedback for its 2016 IRP. To provide feedback, **fill out our form (/forms/pge-stakeholder-feedback)**.



Get updates on social

Follow us on **Facebook (https://www.facebook.com/portlandgeneralel**, **Twitter (http://twitter.com/portlandgeneral)** or **Instagram (https://instagram.com/portlandgeneral/)** for parks and campground updates and giveaways.



Power sources and power plants (/our-company/energy-strategy/how-we-generate-electricity)

Learn more about **how and where we generate our electricity (/our-company/energy-strategy/how-we-generate-electricity)**.

EXHIBIT E

(see attached)

Air Quality & Emissions

We're doing a lot to manage our emissions, even as population and demand grow

Our commitment

As people who live, work and raise families here, we're committed to powering Oregon's energy future in ways that reduce carbon and other pollutant emissions, while also providing customers with reliable, reasonably priced electricity.

Greenhouse gas emissions profile

We generate electricity from a **diverse range of generation resources (/our-company/energy-strategy/how-we-generate-electricity)**, including natural gas, coal, hydro, renewables, long-term contracts and market purchases. Some of these emit greenhouse gases.

It's not yet possible for utilities like PGE to provide reliable, safe and affordable electricity with an entirely emissions-free generation mix.

See our **2014 Sustainability Report (http://content.yudu.com/A3wbgj/PGESustRep2014/resources/index.htm?utm_source=portlandgeneral&utm_medium=portlandgeneral&utm_content=2014_report&utm_campaign=sustainability)** for data on our air emissions and **a July 2015 national benchmarking report (http://www.mjbradley.com/benchmarking-air-emissions)** for our emissions ranking among the nation's 100 largest utilities.

Carbon management today

Our efforts in the past decade have helped us avoid emitting almost 1.6 million tons of CO_2 each year. This work includes:

- **Helping our customers use energy more efficiently** (/-/media/public/corporate-responsibility/documents/pge-energy-efficiency-fact-sheet.pdf?la=en) to reduce the need to build new plants.

- **Reducing regional transportation emissions** – one of leading causes of emissions – by increasing the use of electric vehicles in our fleet and supporting public charging station infrastructure.

- **Adding wind and solar resources** like our **Biglow Canyon and Tucannon River (/our-company/energy-strategy/how-we-generate-electricity/our-wind-farms)** wind farms, which are helping us meet Oregon's Renewable Portfolio Standard. We also purchase wind power under long-term contracts and run the nation's No. 1 renewable power program.

- **Making plant efficiency upgrades** that increase electricity production, and fish-passage improvements that allow us to keep making emissions-free hydroelectric power.

- **Purchasing carbon offsets** for new natural gas plants through the **Climate Trust (http://www.climatetrust.org/work/portfolio/)**. For more information, see the **Climate Trust Report** (/-/media/public/corporate-responsibility/air-quality-emissions/documents/pge-climate-trust-report.pdf?la=en)

- **PGE payments toward greenhouse gas reduction projects total more than $17 million** as of the end of 2014.

- **Using smart meters,** which communicate with PGE remotely and securely, and cut 1.2 million miles of driving per year.

Reducing emissions in the future

New actions will reduce carbon emissions by an estimated 1.2 million tons per year. Additional investments in efficiency and renewables will avoid an estimated additional 1 million tons per year.


13,000,000
12,000,000
11,000,000
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
Short Tons
12,797,011
8,000,000 tons
(2005 level minus 17% standard)
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025
Cumulative Projected
Coal Retirement
Other
Renewable Actions
EE Actions

-

Adding new renewables to meet our goal of **25 percent new renewables by 2025 (/corporate-responsibility/environmental-stewardship/air-quality-emissions/25-by-25-renewable-standard)**.

- **Cease** **coal-fired generation at our Boardman plant in 2020 (/corporate-responsibility/environmental-stewardship/air-quality-emissions/boardman-plant-air-emissions)**, reducing our annual average carbon emissions by about 1.2 million tons per year.

- **Test new smart grid solutions** **like battery storage and other equipment (/our-company/energy-strategy/smart-grid/salem-smart-power-center)** that help us integrate intermittent renewable power.

- **Boardman Plant Air Emissions (/corporate-responsibility/environmental-stewardship/air-quality-emissions/boardman-plant-air-emissions)**
- **25 by 25 Renewable Standard (/corporate-responsibility/environmental-stewardship/air-quality-emissions/25-by-25-renewable-standard)**
- **Environmental Stewardship (/corporate-responsibility/environmental-stewardship)**
- **Carbon Reduction Fact Sheet** (/-/media/public/corporate-responsibility/air-quality-emissions/documents/pge-carbon-reduction-fact-sheet.pdf?la=en)
- **Carbon Emissions Ranking (http://www.mjbradley.com/benchmarking-air-emissions)**
- **Energy Efficiency Fact Sheet** (/-/media/public/corporate-responsibility/documents/pge-energy-efficiency-fact-sheet.pdf?la=en)
- **PGE's Generation Mix (/our-company/energy-strategy/how-we-generate-electricity)**
- **PGE Quick Facts (/our-company/pge-at-a-glance/quick-facts)**
- **Resource Planning (/our-company/energy-strategy/resource-planning)**



Making emissions-free hydropower

Our Pelton Round Butte and Sullivan plants generate low-impact hydro power, having passed a rigorous certification process to demonstrate minimum impact on fish and wildlife. Only 33 U.S. hydro plants have earned this designation.



Did you know?

A variety of factors can increase or decrease greenhouse gas emissions in any given year. These include water availability for hydro generation, the energy demand of customers, and the availability of intermittent renewable resources such as solar and wind.



What's the Renewable Portfolio Standard? (/corporate-responsibility/environmental-stewardship/air-quality-emissions/25-by-25-renewable-standard)

We helped develop the 2007 law that requires 25 percent of our electricity to come from new renewable sources by 2025.

EXHIBIT F

(see attached)

Portland General Electric

PGE actions **avoid and reduce carbon emissions**

As PGE develops solutions to meet our customers' energy needs, we are protecting the environment and combatting climate change by producing less carbon dioxide.

PGE actions already avoid emitting almost 1.6 million tons of carbon each year.

Our investments during the past 10 years include:

- **Energy efficiency.** PGE works closely with Energy Trust of Oregon to help our customers find ways to use less energy. PGE customers contribute about $78 million each year to Energy Trust to fund energy-efficiency programs. These investments help make Oregon a leader: Oregon ranks third among all states for energy efficiency, according to the American Council for an Energy Efficient Economy.
- **Renewable energy**. Our investments in renewable energy, including our Biglow Canyon and Tucannon wind farms, are helping us meet Oregon's Renewable Portfolio Standard. PGE was part of the coalition that developed the standard, adopted by the Oregon Legislature in 2007. We also purchase wind power under long-term contracts and run the No. 1 renewable power program in the nation.
- **Plant efficiency upgrades.** Our investments increase electricity production without building new generation. We're also building fish-passage improvements that have allowed us to retain carbon-free hydroelectric power from our facilities on the Deschutes, Clackamas and Willamette rivers.
- **Climate Trust payments.** When we build natural gas plants, we make payments to the Climate Trust which uses the funds to purchase carbon offsets to further reduce our carbon emissions.

PGE Carbon Profile



13,000,000
12,000,000
11,000,000
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
Short Tons
12,797,011
8,000,000 tons
(2005 level minus 17% standard)
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025
Cumulative Projected
Coal Retirement
Other
Renewable Actions
EE Actions



New actions will reduce and avoid carbon emissions by an estimated 2.2 million tons per year

Between now and 2021, PGE will continue to add renewable energy resources to comply with Oregon's Renewable Portfolio Standard.

We will cease coal-fired generation at our Boardman plant in 2020, reducing average annual carbon emissions by about 1.2 million tons.

We will also continue to invest in energy-efficiency efforts and upgrades to make our existing plants as efficient as possible.

PGE actions **avoid and reduce carbon emissions**


Salem Smart Power Center

PGE will cease coal-fired generation at our Boardman plant in 2020.
Ending coal-fired generation at our plant near Boardman, Oregon will reduce the annual average carbon emissions by about 1.2 million tons per year. This action will make Oregon one of the few states in the nation without coal-fired generating facilities.

The Boardman 2020 Plan was a collaborative effort between PGE, state regulators, customers and environmental groups to benefit the environment and customers.


Torrefied biomass

New technologies hold additional promise.

PGE is testing and rolling out new technologies that will help reduce the grid's environmental impact and enhance system reliability. Here are a few of PGE's investments in new technology:

- **Smart meters.** PGE has installed smart meters on homes and businesses throughout our service territory. Smart meters can be read remotely over a private, secure wireless network, so meter readers no longer have to visit homes or businesses every month to read the meter. This cuts 1.2 million miles of driving, saves 80,000 gallons of gasoline and reduces CO_2 emissions by 1.5 million pounds every year.
- **Salem Smart Power Center.** PGE's smart grid demonstration project is testing equipment that helps integrate variable renewable power and demand-side resources with battery storage technology.
- **Boardman biomass research project.** PGE is testing the possibility of using renewable biomass to fuel our Boardman Plant when we cease using coal there.

PGE is working to find the right balance.

At PGE, we will continue our efforts to reduce and avoid carbon emissions with investments that are good for the environment and for our customers. However, with current technologies and resources, it is not yet possible for utilities like PGE to provide reliable, safe and affordable electric power with an entirely emissions-free generation portfolio.

Improvements in technology will continue to evolve over time, allowing PGE to integrate non-emitting generating resources into our system and to achieve greater energy efficiency. In the meantime, PGE is making important reductions in carbon intensity and piloting new technologies, all while maintaining the reliability, safety and affordability our customers expect.

Contact

Dave Robertson
Vice President,
Public Policy
Portland General Electric
503-464-8543
Dave.Robertson@pgn.com


PGE

PGE is committed to creating a sustainable, diverse, affordable **energy future** for Oregon.